Filed by Empower Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empower Ltd.

Commission File No.: 001-39599

The below investor presentation has been made available as of May 6, 2021, by the Company and Holley Intermediate Holdings, Inc. in connection with their proposed business combination.

May 2021May 2021

HOLLEY 1 Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Empower, Ltd. (the “Company”) and Holley Intermediate Holdings (“Holley”), a wholly owned subsidiary of Holley Parent Holdings, LLC (“Holley Parent”). The information contained herein does not purport to be all-inclusive and none of the Company, Holley or any of their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. The 2020E financials set forth in the prior investor presentation have been amended to reflect the final 2020 Company audit, which was completed after the publicly filed investor presentation and included in Empower Ltd.’s Form S-4 filed with the SEC on April 8, 2021. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of the Company, Holley, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s or Holley’s future financial or operating performance. For example, projections of future revenue, Pro Forma Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Free Cash Flow, Pro Forma Net Sales, Pro Forma Gross Profit, Pro Forma Net Leverage and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Holley and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of the Company, to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Holley or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Holley’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the Company’s final prospectus relating to the Business Combination. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward- looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Holley undertakes any duty to update these forward-looking statements. Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Pro Forma Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Free Cash Flow, Pro Forma Net Sales, Pro Forma Gross Profit, Pro Forma Net Leverage and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Holley’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Holley’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Holley believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Holley’s financial condition and results of operations. Holley believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Holley’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Holley is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non- GAAP financial measures is included.HOLLEY 1 Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Empower, Ltd. (the “Company”) and Holley Intermediate Holdings (“Holley”), a wholly owned subsidiary of Holley Parent Holdings, LLC (“Holley Parent”). The information contained herein does not purport to be all-inclusive and none of the Company, Holley or any of their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. The 2020E financials set forth in the prior investor presentation have been amended to reflect the final 2020 Company audit, which was completed after the publicly filed investor presentation and included in Empower Ltd.’s Form S-4 filed with the SEC on April 8, 2021. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of the Company, Holley, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s or Holley’s future financial or operating performance. For example, projections of future revenue, Pro Forma Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Free Cash Flow, Pro Forma Net Sales, Pro Forma Gross Profit, Pro Forma Net Leverage and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Holley and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of the Company, to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Holley or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Holley’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the Company’s final prospectus relating to the Business Combination. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward- looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Holley undertakes any duty to update these forward-looking statements. Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Pro Forma Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Free Cash Flow, Pro Forma Net Sales, Pro Forma Gross Profit, Pro Forma Net Leverage and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Holley’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Holley’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Holley believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Holley’s financial condition and results of operations. Holley believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Holley’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Holley is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non- GAAP financial measures is included.

HOLLEY 2 Disclaimer (cont’d) Use of Projections This Presentation contains financial forecasts with respect to Holley’s projected financial results, including Revenue and Pro Forma Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Free Cash Flow, Pro Forma Net Sales, Pro Forma Gross Profit, Pro Forma Net Leverage for fiscal years 2021 through 2022. Holley’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. Certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Holley or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. This Presentation also includes preliminary financial information (or “flash” information), which is subject to completion of Holley’s quarter-end close procedures and further financial review. Actual results may differ as a result of the completion of Holley’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Holley’s nor the Company’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information. Industry and Market Data In this Presentation, the Company and Holley rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither the Company nor Holley has independently verified the accuracy or completeness of any such third-party information. Additional Information In connection with the proposed Business Combination, the Company has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of the Company, and after the registration statement is declared effective, the Company will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus (when available) and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Holley and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination. Shareholders may obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (when available) and other documents filed with the SEC, without charge, is at the SEC’s website at www.sec.gov, or by directing a request to: Empower, Ltd., 245 Park Avenue, 38th Floor, New York, NY 10167. Participants in the Solicitation The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s final prospectus related to its initial public offering dated October 7, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Empower, Ltd., 245 Park Avenue, 38th Floor, New York, NY 10167. Additional information regarding the interests of such participants is contained in the preliminary proxy statement/prospectus for the proposed Business Combination. Holley and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the preliminary proxy statement for the proposed Business Combination.HOLLEY 2 Disclaimer (cont’d) Use of Projections This Presentation contains financial forecasts with respect to Holley’s projected financial results, including Revenue and Pro Forma Adjusted EBITDA, Pro Forma EBITDA, Pro Forma Free Cash Flow, Pro Forma Net Sales, Pro Forma Gross Profit, Pro Forma Net Leverage for fiscal years 2021 through 2022. Holley’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. Certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Holley or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. This Presentation also includes preliminary financial information (or “flash” information), which is subject to completion of Holley’s quarter-end close procedures and further financial review. Actual results may differ as a result of the completion of Holley’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Holley’s nor the Company’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information. Industry and Market Data In this Presentation, the Company and Holley rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither the Company nor Holley has independently verified the accuracy or completeness of any such third-party information. Additional Information In connection with the proposed Business Combination, the Company has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of the Company, and after the registration statement is declared effective, the Company will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus (when available) and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Holley and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination. Shareholders may obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (when available) and other documents filed with the SEC, without charge, is at the SEC’s website at www.sec.gov, or by directing a request to: Empower, Ltd., 245 Park Avenue, 38th Floor, New York, NY 10167. Participants in the Solicitation The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s final prospectus related to its initial public offering dated October 7, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Empower, Ltd., 245 Park Avenue, 38th Floor, New York, NY 10167. Additional information regarding the interests of such participants is contained in the preliminary proxy statement/prospectus for the proposed Business Combination. Holley and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the preliminary proxy statement for the proposed Business Combination.

HOLLEY 3 Today’s Presenters Tom Tomlinson President and Chief Executive Officer Dominic Bardos Chief Financial Officer The Enthusiast Sean Crawford Chief Marketing Officer Platform Built by Enthusiasts for Enthusiasts Matt Rubel Executive Chairman and Chief Executive Officer Graham Clempson PresidentHOLLEY 3 Today’s Presenters Tom Tomlinson President and Chief Executive Officer Dominic Bardos Chief Financial Officer The Enthusiast Sean Crawford Chief Marketing Officer Platform Built by Enthusiasts for Enthusiasts Matt Rubel Executive Chairman and Chief Executive Officer Graham Clempson President

HOLLEY 4

Transaction Overview

Holley Is the Ultimate Enthusiast Platform

#1 Market Leader[1]	*in the large and attractive performance aftermarket category*
Strong Growth	*driven by iconic brands, continuous innovation and unmatched go-to-market capabilities*
Attractive Financial Profile	*with best-in-class margins and exceptional free cash flow generation*

Pro Forma Valuation ($M)

Share price	**$10.00**
Pro forma shares outstanding (M)	115.8
Equity value	**$1,158.1**
Less: Cash	70.0
Plus: Debt	555.0
Enterprise value	**$1,643.1**

Sources & Uses[2]

Sources ($M)		Uses ($M)	
SPAC Cash Held in Trust	$250.0	Cash Paid to Existing Investors	$387.5
PIPE Proceeds	240.0	Rollover Equity	577.5
EMPW FPA Proceeds	50.0	Debt Repayment	100.0
Equity Issuance to Existing Investors	577.5	Total Fees	52.5
Cash from Balance Sheet	70.0	Cash to Balance Sheet	70.0
Total sources	**$1,187.5**	**Total uses**	**$1,187.5**

Pro Forma Ownership[3]


4%
4%
22%
50%
21%
Existing Investors
PIPE Investors
Public Shareholders
EMPW Sponsor Shares
EMPW FPA Shares

Source: Third-party report created by market leading consulting firm; 2020.

Note: Excludes warrants (4,666,667 warrants exercisable at $11.50 per share) and assumes no redemption by public shareholders in connection with the transaction; Does not include employee incentive equity plan providing for an incentive pool of approximately 7.5% of the fully diluted share capital of the Company, with 50% of any grants vesting based on share performance, and 50% of any grants subject to time-based vesting over 4 years; Includes only 65% of sponsor promote, with remaining 35% subject to earnout and vesting (50% of earnout vesting if the share price is $13.00 per share for 20 days out of 30 consecutive trading days and the remaining 50% of the earnout vesting if the share price is $15.00 per share for 20 days out of 30 consecutive trading days).

(1) Management estimate. (2) Cash does not reflect the $52M purchase of AEM. (3) Pro forma ownership percentages do not add to 100% due to rounding.

HOLLEY 5

Empower Ltd. Overview

Led By Operators With Deep Domain Expertise



Matthew Rubel
Executive Chairman and Chief Executive Officer

Experienced CEO with over 35 years of operational, strategic and investment experience

MidOcean Partners, Varsity Brands, Cole Haan, Revlon, elf, Collective Brands Inc., HBC



Graham Clempson
President

35+ years of banking, private equity, and business development experience

MidOcean Partners, Deutsche Bank, Morgan Grenfell, Displaydata, Bandier



Andrew Spring
Chief Financial Officer

Extensive domain expertise with significant financial experience

MidOcean Partners, Deloitte., citi, Deutsche Bank

Independent Directors

Kandy Anand
Molson Coors, Folium Biosciences, Unilever, Coca-Cola

Gina Bianchini
mighty networks, NING, TEGNA, scripps networks

Jeffrey Jones
Vail Resorts, ClubCorp, noodles & company, Summit, Diamond Resorts

Beth Kaplan
GNC, crocs, Bath & Body Works, P&G, meredith, careof, leesa

MidOcean's Track Record of Performance

freshpet, Bushnell, Jostens, waterpik, Jenny Craig, FullSpeed Automotive, nutrabolt, Image Skincare, FFP

The Empower Difference

- Robust sector knowledge and capabilities
- Extensive investment experience
- Deep network of industry relationships
- Significant brand building expertise
- Public market leadership
- Backed by leading ~$4B sponsor(1)
- $250M held in trust
- $50M forward purchase agreement

(1) As of June 30, 2020.

HOLLEY 6

Holley the Ultimate Enthusiast Platform

The **largest and fastest growing platform** in the performance enthusiast automotive space reaching consumers with the most iconic brands, continuous product innovation and a powerful distribution network

Unmatched Scale

>$580M of PF net sales in 2020

3x the size of the nearest competitors[(1)]

Market Leading Brands

#1 or #2 market position in all major categories with a large, loyal and growing consumer base[(1)]

New Product Development Engine

~40% of 2020 PF gross sales from products introduced within the last 5 years

DTC Powerhouse

~40% organic CAGR in DTC 2014 – PF 2020

$84M PF 2020 DTC sales[(2)]

Proven M&A Platform

9 acquisitions completed since 2014

$35M in growth and cost synergies since 2014

Exceptional Financial Profile

~25% 2020 PF EBITDA margin

92% 2020 PF free cash flow conversion[(3)]

Source: Third-party report created by market leading consulting firm; 2020.
Note: Historical financials are pro forma for acquisitions, excluding AEM.
(1) Management estimate.
(2) Represents ~14% of 2020 PF gross sales.
(3) (PF Adjusted EBITDA less PF Capex) / PF Adjusted EBITDA.

HOLLEY 7 1 Large base of passionate and highly engaged enthusiast consumers with attractive demographics 2 Massive $34B U.S. market with decades of uninterrupted (1) growth 3 Powerhouse of product innovation with iconic brands The Enthusiast 4 Proven acquisition platform with a robust M&A pipeline Platform Built by Enthusiasts for Enthusiasts 5 Transformational digital and DTC opportunity with omni-channel distribution 6 Flexible operating model with attractive growth, margins and free cash flow 7 Experienced team with a track record of execution (1) Based on SEMA data; Performance aftermarket based on performance engines, wheels, tires, brakes, and suspension categories.HOLLEY 7 1 Large base of passionate and highly engaged enthusiast consumers with attractive demographics 2 Massive $34B U.S. market with decades of uninterrupted (1) growth 3 Powerhouse of product innovation with iconic brands The Enthusiast 4 Proven acquisition platform with a robust M&A pipeline Platform Built by Enthusiasts for Enthusiasts 5 Transformational digital and DTC opportunity with omni-channel distribution 6 Flexible operating model with attractive growth, margins and free cash flow 7 Experienced team with a track record of execution (1) Based on SEMA data; Performance aftermarket based on performance engines, wheels, tires, brakes, and suspension categories.

HOLLEY 8 Mission Bring innovation and provide inspiration to automotive enthusiasts Vision n Be the most compelling platform for automotive enthusiasts n To inspire and support enthusiasts’ transition to cleaner, more sustainable technologies n To further accelerate the automotive lifestyle The Enthusiast Platform Built by Enthusiasts for EnthusiastsHOLLEY 8 Mission Bring innovation and provide inspiration to automotive enthusiasts Vision n Be the most compelling platform for automotive enthusiasts n To inspire and support enthusiasts’ transition to cleaner, more sustainable technologies n To further accelerate the automotive lifestyle The Enthusiast Platform Built by Enthusiasts for Enthusiasts

HOLLEY 9

We Are Disrupting the Performance Aftermarket

	Holley	Other Industry Players[1]
Core Focus	We focus on our ***consumers***	Primarily focused on ***B2B***
Consumer Engagement	Direct digital and experiential engagement with enthusiasts	Transactional, with limited consumer interaction
Channel Strategy	DTC strategy is core to what we do	Limited DTC capability
New Product Innovation	Inspired by consumer wants and desires	Less informed by consumer insights
Scale	~$600M of PF net sales	<$150M of sales

Transforming the sector with a consumer-first approach driven by innovation

Note: Historical financials are pro forma for acquisitions, excluding AEM.
(1) Represents management's perspectives on the typical competitor across a highly fragmented industry competitor set.

HOLLEY 10 HOLLEY We Are Committed to Growth New Product Development is The Primary Driver of Our Organic Growth We Will Accelerate Growth by Capitalizing on Our Massive M&A Opportunity We Are Engaging Our Consumers and Growing Our DTC Sales We Have Created a Virtuous Cycle of Engagement, Innovation, and OpportunityHOLLEY 10 HOLLEY We Are Committed to Growth New Product Development is The Primary Driver of Our Organic Growth We Will Accelerate Growth by Capitalizing on Our Massive M&A Opportunity We Are Engaging Our Consumers and Growing Our DTC Sales We Have Created a Virtuous Cycle of Engagement, Innovation, and Opportunity

DRAFTDRAFT

HOLLEY 12 1 Our Consumers Love Their Cars and Trucks Our Consumers Are Obsessive We Reach a Huge About Their Lifestyle Base of Consumers (1) 50M consumers in the U.S. who see their cars and trucks as more than a means of transportation; (2) 15M of these are frequent purchasers Our Consumers Are Passionate About Their Cars, Trucks and Jeeps 92% of enthusiast consumers feel their car or truck is an extension of their personality Our Consumers Are Obsessive About Their Lifestyle 69% of enthusiasts own more than one car; perpetuating their exceptionally strong engagement Source: Third-party report created by market leading consulting firm; 2020. (1) Based on management estimate. (2) Consumer enthusiast defined in third party report as individuals who have recently purchased.HOLLEY 12 1 Our Consumers Love Their Cars and Trucks Our Consumers Are Obsessive We Reach a Huge About Their Lifestyle Base of Consumers (1) 50M consumers in the U.S. who see their cars and trucks as more than a means of transportation; (2) 15M of these are frequent purchasers Our Consumers Are Passionate About Their Cars, Trucks and Jeeps 92% of enthusiast consumers feel their car or truck is an extension of their personality Our Consumers Are Obsessive About Their Lifestyle 69% of enthusiasts own more than one car; perpetuating their exceptionally strong engagement Source: Third-party report created by market leading consulting firm; 2020. (1) Based on management estimate. (2) Consumer enthusiast defined in third party report as individuals who have recently purchased.

HOLLEY 13 HOLLEY 1 Our Enthusiasts Love to Modify Their Cars Enthusiasts feel a need for personalization and performance Desire for Desire for self- experiences expression Enthusiasts will replace ordinary working parts with extraordinary ones hours spent weekly on car enhancements 10+ of all enthusiasts consider budget on parts a 82% recurring expense of our consumers frequently trade-in their cars 64% and trucks and begin new personalized vehicle builds Predictable, Consistent Spend Source: Third-party report created by market leading consulting firm; 2020.HOLLEY 13 HOLLEY 1 Our Enthusiasts Love to Modify Their Cars Enthusiasts feel a need for personalization and performance Desire for Desire for self- experiences expression Enthusiasts will replace ordinary working parts with extraordinary ones hours spent weekly on car enhancements 10+ of all enthusiasts consider budget on parts a 82% recurring expense of our consumers frequently trade-in their cars 64% and trucks and begin new personalized vehicle builds Predictable, Consistent Spend Source: Third-party report created by market leading consulting firm; 2020.

H HOL OLL LE EY Y 14 Building Going Fast 1 Our Enthusiast Consumers Are Engaged and Active Off-Roading Racing Standing Out CommunityH HOL OLL LE EY Y 14 Building Going Fast 1 Our Enthusiast Consumers Are Engaged and Active Off-Roading Racing Standing Out Community

HOLLEY HOLLEY 15 1 Our Consumers Have Highly Compelling Attributes Repeat Purchasers of our consumers view their spend as 87% recurring Spend More higher average spend by Holley consumers 25% relative to broader enthusiast market Young and Active aged 45 or younger vs. 46% of the 76% general population Affluent earn >$75k annual income vs. 43% in 54% general population Diverse of our consumers are female 30% Source: Third-party report created by market leading consulting firm; 2020.HOLLEY HOLLEY 15 1 Our Consumers Have Highly Compelling Attributes Repeat Purchasers of our consumers view their spend as 87% recurring Spend More higher average spend by Holley consumers 25% relative to broader enthusiast market Young and Active aged 45 or younger vs. 46% of the 76% general population Affluent earn >$75k annual income vs. 43% in 54% general population Diverse of our consumers are female 30% Source: Third-party report created by market leading consulting firm; 2020.

HOLLEY 17 2 Performance Automotive Aftermarket is Massive and Consistently Growing Industry Revenue in Billions $34 $32 ~$1.5B 6.5% $30 expansion during 18 year Great Recession CAGR $28 $26 Stability During the Great Recession $23 $20 $19 $18 $18 $17 $17 $16 $16 $15 $13 $12 $11 $11 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 20+ Years of Consistent, Predictable Demand Source: SEMA data; Performance aftermarket based on performance engines, wheels, tires, brakes, and suspension categories.HOLLEY 17 2 Performance Automotive Aftermarket is Massive and Consistently Growing Industry Revenue in Billions $34 $32 ~$1.5B 6.5% $30 expansion during 18 year Great Recession CAGR $28 $26 Stability During the Great Recession $23 $20 $19 $18 $18 $17 $17 $16 $16 $15 $13 $12 $11 $11 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 20+ Years of Consistent, Predictable Demand Source: SEMA data; Performance aftermarket based on performance engines, wheels, tires, brakes, and suspension categories.

HOLLEY 18

❷ We Have Tremendous Room to Grow in Our Market

U.S. Addressable Performance Aftermarket by Product Group

(2019 Revenue in Billions)


As a leader in its current categories, Holley is well positioned to expand into the broader performance automotive aftermarket
Holley
Ample Runway for Continued Growth
$25B
$34B
Holley
Growing Presence
$5B
Holley
#1 Share
$4B
Core engine and safety products
Other engine products
Other aftermarket parts
Total aftermarket

Product Categories	Core engine and safety products	Other engine products	Other aftermarket parts
	- Electronic Fuel Injection (#1) - Electronic Tuning (#1) - Electronic Ignition (#1) - Carburetors (#1) - Safety Solutions (#1) - Exhaust (#2)	- Electronic Fuel Pumps - Electronic Control Units - Forced Induction - Cooling Systems - Data Acquisition Systems - Other Engine Parts	- Wheels and Tires - Suspension, Steering and Chassis - Drivetrain Parts - Other Aftermarket Parts

Source: Third-party report created by market leading consulting firm; 2020; management estimates.
Note: Category leadership based on sales.

HOLLEY 19 2 Our Iconic Brands Resonate with Our Consumers Core Our Our Representative Category Brands Market Position Products Electronic #1 Fuel Injection Electronic #1 Tuning Electronic #1 Ignition Carburetor #1 Exhaust #2 Safety #1 Source: Management estimates. Third-party report created by market leading consulting firm; 2020.HOLLEY 19 2 Our Iconic Brands Resonate with Our Consumers Core Our Our Representative Category Brands Market Position Products Electronic #1 Fuel Injection Electronic #1 Tuning Electronic #1 Ignition Carburetor #1 Exhaust #2 Safety #1 Source: Management estimates. Third-party report created by market leading consulting firm; 2020.

DRAFTDRAFT

HOLLEY 21

3 Our Innovative Products Drive Organic Sales Growth

Holley New Products are our Lifeblood


#1
purchase driver is new products
135
dedicated engineers
~$17M
average annual spend on R&D over the last 5 years
~1,850
new products introduced in 2020
$340M+
of potential sales in pipeline

Product Innovation Powerhouse

~40%
of 2020 PF sales from products introduced in the last 5 years

We Know the Innovation Playbook

- ✓ Fill an unmet or poorly met need
- ✓ Lower, disruptive price point
- ✓ Significantly easier installation
- ✓ Part of an integrated solution

Source: Holley management.
Note: Historical financials are pro forma for acquisitions, excluding AEM.

HOLLEY 22

❸ We Have Thoughtfully Expanded Our Product Portfolio

PF Gross Sales by Product Category [1]


New category
$606M
$87M
$97
$17
$24
$33
$46
$59
$75
$82
$82
$91
$18
$7
$42
$17
$3
2010
PF 2020
Other
Wheels & Chassis/Suspension
Electronic Fuel Pumps
Drivetrain
Safety
Carburetors
Exhaust
Electronic Ignition
Electronic Tuning & Software
Electronic Fuel Injection

Categories for Expansion	Category Size[2]	
Electronic Fuel Injection	$1.7B	Winning categories with large opportunity for further growth
Powertrain Conversion Systems	$0.7B	
Performance and Appearance Packages	$2.7B	Well-positioned for significant growth by capitalizing on newly-entered categories
Wheels and Tires	$4.0B	
Performance Suspension	$2.4B	

We Have Meaningful Runway Across All Product Categories

Source: Third-party report created by market leading consulting firm; 2020.
Note: Historical financials are pro forma for acquisitions, excluding AEM.
(1) Source: Holley management.
(2) Management estimates based on 2020 SEMA Report.

HOLLEY 23

3 Growing Across All Vehicle Vintages

PF Gross Sales by Vintage[1]


$606M
$288
$318
$87M
$15
$71
2010
PF 2020
Modern and Late Model ('90 – Present)
34%
2010-2020 Growth CAGR
Classic (1989 or Older)
16%
2010-2020 Growth CAGR

Holley is the *leading provider* of performance products for Classic Cars

Substantial growth in Late Model and Modern with *meaningful untapped whitespace*

Benchmarking the U.S. Car Enthusiast Market:

~15M avid car enthusiasts[2]

Compared to

***~9M** avid golf enthusiasts[3]*

We Serve the Many Different Types of Automotive Enthusiasts

Source: Third-party report created by market leading consulting firm; 2020.
Note: Historical financials are pro forma for acquisitions, excluding AEM.
(1) Source: Holley management.
(2) Consumer enthusiast defined in third party report as individuals who have recently purchased.
(2) Avid golfers in the U.S. per Golfweek (2020).

HOLLEY 24

3 Positioned for Growth in the Emerging Performance EV Segment

We are one of the only performance aftermarket companies with the scale and expertise to meaningfully attack the performance EV opportunity

- ✔ Substantial expertise in electronic controls
- ✔ Demonstrated success in modern powertrain conversions
- ✔ Unparalleled understanding of performance enthusiast consumers

Modification of Electric Vehicles



Electric Powertrain Conversions



AEM EV

With our recent acquisition of AEM, we are leveraging our combined expertise in electronics to more rapidly deploy EV products

HOLLEY 26

4 We Have Proven Capabilities and a Focused Strategy

Powerful Acquisition Platform

Proven Integration Expertise

Robust Pipeline of Targets

9
acquisitions executed since 2014

Focused on Highly Synergistic
platform acquisitions

$35M
cost saving synergies realized since 2014

Highly Accretive Acquisitions
driven by exceptional cost discipline and ability to integrate new systems

20+
near-term high priority acquisitions identified

Hundreds
of targets identified; ~80 of which are priority and actionable

Focused Strategy

- Enter New Product Categories and Consumer Segments
- Increase Direct-to-Consumer Scale and Connection
- Expand Share in Current Categories
- Consolidate the Consolidators

Source: Holley management.

HOLLEY 27 4 We Have Unlocked Incredible Value Proven Ability to Execute and Integrate Accretive M&A (2015) (2018) (2019) (2020) (2020) (2020) (2021) Creating Highly Synergistic Outcomes 2014 – 2020 Total CAGR: ~39% $ in Millions $145 $22 $35 Acquired AEM EBITDA and $68 cost-savings from recent acquisitions to provide further value creation $20 2014 EBITDA Acquired EBITDA Synergies from Organic Growth 2020 PF EBITDA Acquisitions Source: Holley management. Note: Historical financials are pro forma for acquisitions, excluding AEM.HOLLEY 27 4 We Have Unlocked Incredible Value Proven Ability to Execute and Integrate Accretive M&A (2015) (2018) (2019) (2020) (2020) (2020) (2021) Creating Highly Synergistic Outcomes 2014 – 2020 Total CAGR: ~39% $ in Millions $145 $22 $35 Acquired AEM EBITDA and $68 cost-savings from recent acquisitions to provide further value creation $20 2014 EBITDA Acquired EBITDA Synergies from Organic Growth 2020 PF EBITDA Acquisitions Source: Holley management. Note: Historical financials are pro forma for acquisitions, excluding AEM.

HOLLEY 28

4 Opportunity to Accelerate Growth Through M&A

Highly Active M&A Pipeline

285+ M&A targets reviewed

170+ Active targets in the pipeline

20+ Near-term high priority acquisitions identified

Highly Attractive Acquisition Opportunities

$420M+ combined EBITDA of high priority targets

~$18B+ potential addressable market unlocked through M&A

Source: Holley management.

AEM: A Quintessential Holley Deal

Leading developer and supplier of electronic control and monitoring systems for performance automotive applications

- Acquired April 2021
- Expect $26M of 2021E Net Sales

Investment Rationale

- ✓ Iconic brand with loyal following among enthusiasts of import and other sport compact cars
- ✓ History of double-digit organic revenue growth
- ✓ Increases engineering talent to continue driving new product innovation across the entire platform
- ✓ Growing suite of products addressing nascent electric vehicle and electric vehicle conversion markets
- ✓ Opportunity to drive non-existent DTC sales
- ✓ Asset deal with step up for tax purposes
- ✓ Accretive before operational synergies

DRAFTDRAFT

HOLLEY 30

5 We Focus on Digital and Experiential Engagement

Powerful marketing strategy with multiple consumer touch points

As business has scaled the brand the story has simplified

Continued digital evolution, combined with effective data capture, drives significant growth

Digital

Website

17.6M
sessions on Holley.com

333%
user generated content growth on My Garage



Social

200M
impressions

4.4M
followers



Content

20M+
views per year

+33%
global site ranking improvement since MotorLife launch


FEATURES ARTICLES

Experiential

Authentic Events

~45%
attendance CAGR at Holley events (2015 – 2019)



Note: Metrics as of December 2020, unless otherwise noted.

HOLLEY 31

5 Experiential Marketing Builds Emotional Connections and Drives Lifetime Value

Building the "Holley Tribe"

Directly Engaging Enthusiasts

(Attendees in thousands)


Holley
14
14
17
17
32
7
24
34
12
23
62
14
17
32
77
9
16
24
29
2015
2016
2017
2018
2019
2020 (1)
LS Fest East
LS Fest West
Ford Fest
Moparty

Celebrating Car Culture and Building Community

Events are rooted in popular engine and car platforms and **drive extensive media coverage**

Recently launched highly successful **MoParty event** in September to cater to the Mopar (Dodge, Jeep, Chrysler) platform


Holley
LS Fest


Holley
MoPARTY


Holley
FORD
FESTIVAL

(1) 2020 LS Fest West was shut down due to COVID but projected based on PY growth rate. All other events in 2020 were capped based on local government restrictions.

HOLLEY 32

5 Omni-Channel Presence with Rapidly Growing DTC

We reach our consumers where they choose to shop	Consumer demand pulls our product through each channel	Strong pull through affords our brands must-carry status	Power position in all channels, including higher margin DTC channel


Low Growth, Further From Consumers, Narrower Product Breadth
Higher Growth, Closer To Consumers, Greater Product Breadth
Holley
31%
11%
11%
33%
13%
Performance Warehouse Distributors
Traditional Retailers
Performance E-tailers
Holley DTC
Performance Jobbers / Installers and Other
Enthusiast Consumers

Source: Holley management.

33 HOLLEY 5 We Are the Online Leader in the Performance Aftermarket The Performance Aftermarket is We are Well-Positioned to Moving Online Continue Driving the Shift Online $17B ~40% ~$84M $286 performance aftermarket consumers expect to PF DTC sales average (1) online sales increase DTC spend 2020 order value Transformational Our E-commerce Business is Growing 2.5x (2) Digital Opportunity Faster than the Market 15% Online CAGR $34B 43% CAGR (1) $84M $17B $23B (46% of mkt.) $16M From 2020 Acquisitions $7B (32% of mkt.) DTC is our $19B Highest Margin $16B $19B Channel 2014 2020 $10M Online Penetration in Performance Aftermarket 2014 PF 2020 Direct Channel Share of Performance Aftermarket Source: Third-party report created by market leading consulting firm; 2020. Note: Historical financials are pro forma for acquisitions, excluding AEM. (1) 2020 SEMA report. 2020 online sales were projected by holding 15% online sales CAGR from 2014 – 2020 constant. (2) Source: Holley management. 33 HOLLEY 5 We Are the Online Leader in the Performance Aftermarket The Performance Aftermarket is We are Well-Positioned to Moving Online Continue Driving the Shift Online $17B ~40% ~$84M $286 performance aftermarket consumers expect to PF DTC sales average (1) online sales increase DTC spend 2020 order value Transformational Our E-commerce Business is Growing 2.5x (2) Digital Opportunity Faster than the Market 15% Online CAGR $34B 43% CAGR (1) $84M $17B $23B (46% of mkt.) $16M From 2020 Acquisitions $7B (32% of mkt.) DTC is our $19B Highest Margin $16B $19B Channel 2014 2020 $10M Online Penetration in Performance Aftermarket 2014 PF 2020 Direct Channel Share of Performance Aftermarket Source: Third-party report created by market leading consulting firm; 2020. Note: Historical financials are pro forma for acquisitions, excluding AEM. (1) 2020 SEMA report. 2020 online sales were projected by holding 15% online sales CAGR from 2014 – 2020 constant. (2) Source: Holley management.

DRAFT FLEXIBLE OPERATING MODEL WITH APPENDIX ATTRACTIVE ECONOMICSDRAFT FLEXIBLE OPERATING MODEL WITH APPENDIX ATTRACTIVE ECONOMICS

HOLLEY 35

6 We Have a Proven, Efficient and Flexible Operating Model

Best-Value Sourcing Model	Distribution Expertise	In-House Manufacturing	Tightly Integrated Business

Best-Value Sourcing Model

We leverage a "**best value sourcing**" model to create operational flexibility and optimal responsiveness



Light Manufacturing & Assembly Costs
Finished Goods Sourced Complete
31%
38%
31%
Sourced Semi-Finished Goods

Represents latest management estimate as of Q4 2020.

Distribution Expertise

Automated Order Processing

Exceptional DTC Fulfillment

In-House Manufacturing

10

Facilities across the U.S. and Canada(1)



Engineering
Manufacturing
Distribution

(1) Excludes recent acquisitions.

Tightly Integrated Business

One

Enterprise Resource Planning System(1)

9

Facilities Consolidated Since 2017

(1) Excludes recent acquisitions.







Holley

HOLLEY 36

6 Attractive Margin Profile and Robust Cash Flow Generation

PF Net Sales(1)

$ in Millions


$466
$464
$584
$624
$665
2018A
2019A
2020A
2021E
2022E

Percent Growth YoY				
–	(0.5%)	25.9%	6.9%	6.4%

PF Gross Profit(1)

$ in Millions


$203
$202
$245
$268
$290
2018A
2019A
2020A
2021E
2022E

PF Gross Margin				
43.5%	43.6%	41.9%	42.9%	43.7%

PF Adjusted EBITDA(1)

$ in Millions


$105
$110
$145
$159
$176
2018A
2019A
2020A
2021E
2022E

PF Adjusted EBITDA Margin				
22.4%	23.7%	24.9%	25.5%	26.5%

PF Free Cash Flow(1)

$ in Millions


$97
$102
$134
$147
$164
2018A
2019A
2020A
2021E
2022E

PF Free Cash Flow Conversion(2)				
92%	93%	92%	93%	93%

~12.7%

'19A – '22E PF Net Sales CAGR

~25%

2020A PF EBITDA margin

$134M

2020A PF free cash flow(1)

$11.1M

2020A PF CapEx; <2% of sales

3.3x Pro Forma Net Leverage at Close(3)

< 3.0x 2021E Target Net Leverage

Note: that when used herein, the 2020E financials set forth in the prior investor presentation have been amended to reflect the final 2020 Company audit, which was completed after the publicly filed investor presentation and included in Empower Ltd.'s Form S-4 filed with the SEC on April 8, 2021.
Note: Historical financials are pro forma for acquisitions, including Range Technologies (acquired October 2019), Drake (acquired November 2020), Simpson (acquired November 2020) and Detroit Speed (acquired December 2020). These numbers do not include acquisition of AEM. See Appendix for further detail.
(1) 2021E and 2022E estimates are not pro forma for future acquisitions; (2) Defined as (PF Adjusted EBITDA less PF Capex) / PF Adjusted EBITDA;
(3) Defined as PF Net Debt / 2020A PF Adjusted EBITDA.

HOLLEY 37

6 2019 Was a Transformative Year for Our Business

Industry Participants Often Prioritize Short-Term Success

Competitors in the performance aftermarket often rely on negotiated discounts for individual orders to push products into distribution

This practice has several effects that we view as harmful, including:

- Motivates resellers to carry excess inventory
- Creates noise in the numbers, masking true consumer demand
- Drives inefficiency into the business as operations fulfill lumpy reseller demand
- Dilutive to margins
- Distracts sales team from value-added selling activities

We Implemented Changes To Support the Long-Term Health of Our Business

Prior to its integration into Holley in 2019, Driven utilized negotiated discounts which were eliminated post-acquisition

With discounting eliminated, resellers sold through their existing inventory, resulting in a temporary trough to our reported 2019 sales

We Continued to See Strong Enthusiast Demand in 2019

Consumer purchases grew ~7% YoY(1)


2018
2019

(1) Represents the combination of DTC sales and sell-through sales reported by a representative sample of our reseller partners. This dataset represents over half of the business.

HOLLEYHOLLEY

HOLLEY 39

7 Team of Passionate Enthusiasts, Serving our Enthusiasts



	Tom Tomlinson *Chief Executive Officer*	Dominic Bardos *Chief Financial Officer*	Sean Crawford *Chief Marketing Officer*	Brian Appelgate *Head of M&A*	Steve Trussell *VP of Finance*	Jason Bruce *VP of Business Development (Reseller Sales)*
Industry Experience	34 Years	1 Month	17 Years	44 Years	31 Years	24 Years
Holley Experience	18 Years	1 Month	1 Year	15 Years	17 Years	17 Years

New Addition to the Holley Team

Dominic joined Holley in April of 2021 and is a financial executive with 30 years of finance & accounting experience in multiple industries. He most recently worked at Tractor Supply Company as VP of Finance for the last 3 years. Previously, Dominic served as the CFO of Cambridge Franchise Holdings and before that he was a divisional CFO at ServiceMaster.

DRAFTDRAFT

HOLLEY 41

Peer Valuation and Operating Metrics

Peer median

		Holley[1]	FOX	THULE	ARB	SHIMANO	YETI	Callaway[3]	GIANT	ACUSHNET COMPANY	Peer median
			Specialized enthusiast brands			Branded products and accessories					
Trading metrics	Equity value ($M)	$1,158	$6,054	$5,077	$2,296	$23,033	$7,390	$5,313	$4,863	$3,273	
	Firm value ($M)	$1,643	$6,198	$5,129	$2,230	$20,211	$7,271	$6,077	$5,011	$3,489	
	FV / 2021E EBITDA	10.3x	27.9x	22.7x	19.6x	17.3x	25.0x	30.4x	14.8x	13.7x	21.1x
	FV / 2022E EBITDA	9.3x	24.4x	21.6x	19.2x	18.2x	21.8x	16.5x	14.2x	12.7x	18.7x
Operating metrics	2020–2022E Sales CAGR	6.7%	15.1%	6.1%	9.9%	8.5%	15.1%	19.3%	10.7%	5.7%	10.3%
	2020–2022E EBITDA CAGR	10.3%	20.1%	7.3%	9.0%	9.1%	14.2%	129.9%	6.0%	8.4%	9.1%
	2021E Gross margin	42.9%	32.9%	41.7%	58.7%	43.9%	57.6%	59.2%	22.9%	51.8%	47.9%
	2021E EBITDA margin	25.5%	20.6%	22.6%	25.5%	27.4%	22.8%	7.4%	12.1%	14.6%	21.6%
	Net debt / 2020A EBITDA	3.3x[2]	0.8x	0.3x	N/A	N/A	N/A	11.0x	0.3x	0.8x	0.8x

Source: FactSet as of 4/20/2021 (calendarized to 12/31).

Note: (1) Holley historical financials are pro forma for acquisitions; (2) Holley leverage based on pro forma figure at close; (3) Pro forma for Topgolf acquisition; Based on 2020A Callaway figures and 2020E Topgolf figures; Pro forma balance sheet data based on prospectus supplement as of 01/28/2021.

HOLLEY 42 Valuation Relative to Peers Specialized enthusiast brands Branded products and accessories 30.4x 27.9x 25.0x 22.7x 19.6x 17.3x 14.8x 13.7x 10.3x (1) (2) 24.4x 21.6x 21.8x 19.2x 18.2x 16.5x 14.2x 12.7x 9.3x (1) (2) Source: Management estimates, FactSet as of 4/20/2021 (calendarized to 12/31). Note: (1) Based on implied pro forma enterprise value at closing; (2) Pro forma for Topgolf acquisition; Based on 2020A Callaway figures and 2020E Topgolf figures; Pro forma balance sheet data based on prospectus supplement as of 01/28/2021. FV / 2022E EBITDA FV / 2021E EBITDAHOLLEY 42 Valuation Relative to Peers Specialized enthusiast brands Branded products and accessories 30.4x 27.9x 25.0x 22.7x 19.6x 17.3x 14.8x 13.7x 10.3x (1) (2) 24.4x 21.6x 21.8x 19.2x 18.2x 16.5x 14.2x 12.7x 9.3x (1) (2) Source: Management estimates, FactSet as of 4/20/2021 (calendarized to 12/31). Note: (1) Based on implied pro forma enterprise value at closing; (2) Pro forma for Topgolf acquisition; Based on 2020A Callaway figures and 2020E Topgolf figures; Pro forma balance sheet data based on prospectus supplement as of 01/28/2021. FV / 2022E EBITDA FV / 2021E EBITDA

HOLLEY 43 Massive and Engaged Attractive Market Enthusiasts Large underpenetrated market Large, vibrant, growing and with exceptional attributes; loyal consumer base leading player of scale Why We Love New Product Acquisition This Investment Development Platform Product development is driven by insights, The industry consolidator with proven Opportunity innovation and superior engineering capabilities success and a robust pipeline Channel Strength Powerful and and Diversity Trusted Brands Robust distribution in all major reseller Brands that consumers channels with a powerful DTC model love and trust driving consumer engagementHOLLEY 43 Massive and Engaged Attractive Market Enthusiasts Large underpenetrated market Large, vibrant, growing and with exceptional attributes; loyal consumer base leading player of scale Why We Love New Product Acquisition This Investment Development Platform Product development is driven by insights, The industry consolidator with proven Opportunity innovation and superior engineering capabilities success and a robust pipeline Channel Strength Powerful and and Diversity Trusted Brands Robust distribution in all major reseller Brands that consumers channels with a powerful DTC model love and trust driving consumer engagement

DRAFT Q&A APPENDIXDRAFT Q&A APPENDIX

HOLLEY 45

Transaction and Offering Summary

Offering Summary

Issuer:	Empower Ltd.
Exchange/Ticker:	NYSE: EMPW
Offering Type:	Private placement
Shares Offered:	24,000,000
Offering Price:	$10.00 per share
Offering Size:	$240M
Use of Proceeds:	Growth capital, debt paydown and cash consideration to existing shareholders
Placement Agents:	J.P. Morgan and Jefferies LLC
Expected Closing Date:	Q2 2021

Transaction Details

Overview	Empower Ltd. (NYSE: EMPW), a publicly-listed special purpose acquisition company, proposes to enter into a business combination with Holley Intermediate Holdings Inc.
Capital Structure	• $250M cash held in trust assuming no redemptions • $240M PIPE is being raised in connection with the proposed transaction • Existing forward purchase agreement ("FPA") of $50M • Pro forma net debt of $485M • Minimum cash condition of $350M in closing terms
Lock-up Agreements	• Sponsor, Executive Officers, Directors and >1% Empower holders subject to a 1 year lock-up • 7M shares owned by existing shareholders will be subject to a 6 month lock-up with the balance of their equity subject to a 1 year lockup
Valuation	Pre-money enterprise value of $1,550M and pro forma enterprise value of $1,643M
Ownership and Governance	• Pro forma ownership: ~50% of existing Target shareholders; ~22% Empower public shareholders; ~21% PIPE investors; ~8% Empower Sponsor(1) • Initial board of directors will have seven directors, comprised of Tom Tomlinson as CEO, three directors designated by Sentinel, two directors designated by Empower, one of which will be Matt Rubel, as Chairman, and one director to be mutually agreed upon by Empower and Sentinel
Anticipated Timing	Targeting transaction announcement in March 2021 and closing after SEC review process and receipt of approval by stockholders of Empower and Holley

Note: Excludes warrants (4,666,667 warrants exercisable at $11.50 per share) and assumes no redemption by public shareholders in connection with the transaction; Does not include employee incentive equity plan providing for an incentive pool of approximately 7.5% of the fully diluted share capital of the Company, with 50% of any grants vesting based on share performance, and 50% of any grants subject to time-based vesting over 4 years; Includes only 65% of sponsor promote, with remaining 35% subject to earnout and vesting (50% of earnout vesting if the share price is $13.00 per share for 20 days out of 30 consecutive trading days and the remaining 50% of the earnout vesting if the share price is $15.00 per share for 20 days out of 30 consecutive trading days).

(1) Pro forma ownership percentages do not add to 100% due to rounding.

HOLLEY 46

Summary and Projected Financials

2021E and 2022E Do Not Include Potential Acquisitions

Net Leverage

3.3x	< 3.0x
Pro Forma at Close	2021E Target Leverage

Summary P&L

(Figures in millions)

	Historical			Expected		CAGR
	PF 2018A[(1)]	PF 2019A[(2)]	PF 2020A[(3)]	2021E	2022E	'18-'22
Net Sales	**$466**	**$464**	**$584**	**$624**	**$665**	**9.3%**
% growth		*(0.5%)*	*25.9%*	*6.9%*	*6.4%*	
Less: Cost of Goods Sold	264	262	340	356	374	
Gross Profit	**203**	**202**	**245**	**268**	**290**	**9.4%**
% of Net Sales	*43.5%*	*43.6%*	*41.9%*	*42.9%*	*43.7%*	
Less: Operating Expenses	107	100	106	117	123	
Operating Profit	**96**	**102**	**138**	**151**	**168**	**14.9%**
Adjusted EBITDA	**$105**	**$110**	**$145**	**$159**	**$176**	**13.9%**
% of Net Sales	***22.4%***	***23.7%***	***24.9%***	***25.5%***	***26.5%***	

Source: Management estimates. These numbers do not include acquisition of AEM.

(1) 2018 reflects AICPA standard audit and management estimates for acquisitions closed post 2018. 2018 PCAOB audit included only the full year period for Driven and the post close stub period after the Driven and Holley Merger, which occurred on October 26, 2018

(2) 2019 reflects AICPA standard audit and management estimates for acquisitions closed post 2019. 2019 PCAOB audit included full year for Holley and post close stub period for Range, which was acquired October 18, 2019.

(3) 2020 reflects AICPA standard audit and management estimates for acquisitions closed post 2020. 2020 PCAOB audit included full year for Holley and post close stub period for companies acquired in 2020. Drake acquisition was completed on November 12, 2020. Simpson acquisition was completed on November 16, 2020. Detroit Speed Acquisition was completed on December 18, 2020.

HOLLEY 47

Reconciliation of Historical PF Non-GAAP EBITDA

Amounts in $M	2018A[1]	2019A[2]	2020E[3]
Net Income	**($31)**	**$1**	**$33**
Interest Expense	19	50	44
Income Taxes	(5)	(5)	9
Depreciation	4	9	8
Amortization	4	10	11
EBITDA	**($8)**	**$65**	**$104**
Acquisition Integration & Restructuring	4	3	5
One-Time Exit Costs of Driven California Facilities	0	1	4
Implemented Driven Consolidation Savings	0	6	2
Non-Recurring Cash Addbacks	0	0	1
Management Fees & Expenses	3	5	5
Normalization Adjustments	1	(1)	(1)
Transaction Related Professional Fees	21	2	6
Purchase Accounting Adjustments and Non-cash (Gains)/Losses	12	7	3
Adjusted EBITDA	**$33**	**$88**	**$128**
2018 Pre-Stub Period (Driven and Holley)	51		
Pre-Acquisition EBITDA (Range Technology)	1	3	0
Pre-Acquisition EBITDA (Simpson)	12	13	10
Pre-Acquisition EBITDA (Drake)	6	6	7
Pre-Acquisition EBITDA (Detroit Speed)	1	1	1
Pro Forma Adjusted EBITDA	**$105**	**$110**	**$145**

(1) 2018 reconciliation is to the PCAOB standard audit. PCAOB audit included only the full year period for Driven and post close stub period after the Driven and Holley Merger, which occurred on October 26, 2018.
(2) 2019 reconciliation is to the PCAOB standard audit. PCAOB audit includes Holley and only post close stub period for Range after the acquisition closed on October 18, 2019.
(3) 2020 reconciliation is to the PCAOB standard audit. PCAOB audit includes Holley and Range and only post close stub period for acquisitions that closed in 2020. Drake acquisition was completed on November 12, 2020. Simpson acquisition was completed on November 16, 2020. Detroit Speed Acquisition was completed on December 18, 202 0; Holley management reversed 2020 goodwill amortization and recognized amortization on the customer relationship intangible in anticipation of the PCAOB audit. 2020 audit will be to PCAOB standard s. The numbers are subject to change based on the final audit.

HOLLEY 48

Financial Impact of Acquisitions

Amounts in $M	2018A[(1)]	2019A[(2)]	2020E[(3)]
Net Sales			
Holley	**$378**	**$373**	**$491**
Drake	29	29	34
Simpson	48	50	47
Detroit Speed	11	12	13
Total	**$466**	**$464**	**$584**
% growth		*(0.5%)*	*25.9%*
Gross Profit			
Holley	$165	$163	$206
Drake	10	10	12
Simpson	24	26	23
Detroit Speed	4	4	4
Total	**$203**	**$202**	**$245**
% margin	*43.5%*	*43.6%*	*41.9%*
Adjusted EBITDA			
Holley	$86	$90	$125
Drake	6	6	8
Simpson	12	13	12
Detroit Speed	1	1	1
Total	**$105**	**$110**	**$145**
% margin	*22.4%*	*23.7%*	*24.9%*

Source: Management estimates. These numbers do not include acquisition of AEM.
(1) 2018 reflects AICPA standard audit and management estimates for acquisitions closed post-2018. 2018 PCAOB audit included only the full year period for Driven and the post close stub period after the Driven and Holley Merger, which occurred on October 26, 2018.
(2) 2019 reflects AICPA standard audit and management estimates for acquisitions closed post-2019. 2019 PCAOB audit included full year for Holley and post close stub period for Range, which was acquired October 18, 2019.
(3) 2020 reflects AICPA standard audit and management estimates for acquisitions closed post-2020. 2020 PCAOB audit included full year for Holley and post close stub period for companies acquired in 2020. Drake acquisition was completed on November 12, 2020. Simpson acquisition was completed on November 16, 2020. Detroit Speed Acquisition was completed on December 18, 2020.

HOLLEY 49 Summary Key Risks Investing in the Offering involves a high degree of risk. Certain of the following key risks apply to the business and operations of Holley and will also apply to the business and operations of the Company following the completion of the Business Combination. If any of the following risks actually occurs, it may have a material adverse effect on the business, financial condition and results of operations of Holley or the Company and could adversely affect the trading price of the Company’s common stock following the Business Combination. The list below is not exhaustive and is subject to change. If the risks and uncertainties that Holley or the Company plan for are incorrect or incomplete, or if Holley or the Company fails to fully understand and manage these risks successfully, this failure may have a material adverse effect on the business, financial condition and results of operation of the Company following the Business Combination. You should carefully consider these risks and uncertainties and you should carry out your own due diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in the Offering before making an investment decision. Unless the context requires otherwise, references to “Holley” in the below are to the business and operations of Holley prior to the Business Combination and the business and operations of the Company as directly or indirectly affected by Holley by virtue of the Company’s ownership of the business of Holley following the Business Combination. n The COVID-19 pandemic could adversely affect Holley’s business, sales, financial condition, results of operations and cash flows and Holley’s ability to access current or obtain new lending facilities. n Unfavorable economic conditions could have a negative impact on consumer discretionary spending and therefore negatively impact Holley’s business, financial condition and results of operations. n A severe or prolonged economic downturn could adversely affect Holley’s customers’ financial condition, their levels of business activity and their ability to pay trade obligations. n Failure to compete effectively could reduce Holley’s market share and significantly harm its business, financial condition and results of operations. n If Holley is unable to successfully design, develop and market new products, Holley’s business may be harmed. n Environmental regulation, changing fuel-economy standards and/or a drive toward electric vehicles could impact Holley’s revenue. n Holley’s business depends on maintaining and strengthening its brands to generate and maintain ongoing demand for its products, and a significant reduction in such demand could harm Holley’s business, financial condition and results of operations. n If Holley inaccurately forecasts demand for its products, it may manufacture either insufficient or excess quantities, which, in either case, could adversely affect its financial performance. n Holley may not be able to effectively manage its growth. n If Holley fails to attract new customers, or fails to do so in a cost-effective manner, Holley may not be able to increase sales. n Holley’s growth depends, in part, on expanding into additional consumer markets, and Holley may not be successful in doing so. n Competitors have attempted, and will likely continue to attempt to, imitate Holley’s products and technology. If Holley is unable to protect or preserve the image of its brands and proprietary rights, Holley’s business, financial condition and results of operations may be harmed. n Holley’s profitability may decline as a result of increasing pressure on pricing. n A significant disruption in the operations of Holley’s manufacturing facilities or distribution centers could have a material adverse effect on its sales, profitability and results of operations. n A disruption in the service or a significant increase in the cost of Holley’s primary delivery and shipping services for its products and component parts or a significant disruption at shipping ports could have a material adverse effect on Holley’s business. n Increases in cost, disruption of supply or shortage of raw materials or components used in Holley’s products could harm its business and profitability. HOLLEY 49 Summary Key Risks Investing in the Offering involves a high degree of risk. Certain of the following key risks apply to the business and operations of Holley and will also apply to the business and operations of the Company following the completion of the Business Combination. If any of the following risks actually occurs, it may have a material adverse effect on the business, financial condition and results of operations of Holley or the Company and could adversely affect the trading price of the Company’s common stock following the Business Combination. The list below is not exhaustive and is subject to change. If the risks and uncertainties that Holley or the Company plan for are incorrect or incomplete, or if Holley or the Company fails to fully understand and manage these risks successfully, this failure may have a material adverse effect on the business, financial condition and results of operation of the Company following the Business Combination. You should carefully consider these risks and uncertainties and you should carry out your own due diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in the Offering before making an investment decision. Unless the context requires otherwise, references to “Holley” in the below are to the business and operations of Holley prior to the Business Combination and the business and operations of the Company as directly or indirectly affected by Holley by virtue of the Company’s ownership of the business of Holley following the Business Combination. n The COVID-19 pandemic could adversely affect Holley’s business, sales, financial condition, results of operations and cash flows and Holley’s ability to access current or obtain new lending facilities. n Unfavorable economic conditions could have a negative impact on consumer discretionary spending and therefore negatively impact Holley’s business, financial condition and results of operations. n A severe or prolonged economic downturn could adversely affect Holley’s customers’ financial condition, their levels of business activity and their ability to pay trade obligations. n Failure to compete effectively could reduce Holley’s market share and significantly harm its business, financial condition and results of operations. n If Holley is unable to successfully design, develop and market new products, Holley’s business may be harmed. n Environmental regulation, changing fuel-economy standards and/or a drive toward electric vehicles could impact Holley’s revenue. n Holley’s business depends on maintaining and strengthening its brands to generate and maintain ongoing demand for its products, and a significant reduction in such demand could harm Holley’s business, financial condition and results of operations. n If Holley inaccurately forecasts demand for its products, it may manufacture either insufficient or excess quantities, which, in either case, could adversely affect its financial performance. n Holley may not be able to effectively manage its growth. n If Holley fails to attract new customers, or fails to do so in a cost-effective manner, Holley may not be able to increase sales. n Holley’s growth depends, in part, on expanding into additional consumer markets, and Holley may not be successful in doing so. n Competitors have attempted, and will likely continue to attempt to, imitate Holley’s products and technology. If Holley is unable to protect or preserve the image of its brands and proprietary rights, Holley’s business, financial condition and results of operations may be harmed. n Holley’s profitability may decline as a result of increasing pressure on pricing. n A significant disruption in the operations of Holley’s manufacturing facilities or distribution centers could have a material adverse effect on its sales, profitability and results of operations. n A disruption in the service or a significant increase in the cost of Holley’s primary delivery and shipping services for its products and component parts or a significant disruption at shipping ports could have a material adverse effect on Holley’s business. n Increases in cost, disruption of supply or shortage of raw materials or components used in Holley’s products could harm its business and profitability.

HOLLEY 50 Summary Key Risks (cont’d) n Holley’s current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls, and warranty claims, which could result in decreased sales and operating margin, and harm to Holley’s brands. n Holley’s reliance on foreign suppliers for some of the automotive parts it sells to its customers or included in its products presents risks to its business. n Holley depends on retail partners to display and present its products to customers, and Holley’s failure to maintain and further develop its relationships with retail partners could harm its business. n If Holley’s plans to increase sales through its direct-to-consumer channel are not successful, Holley’s business and results of operations could be harmed. n Holley’s future success depends on the continuing efforts of its management and key employees, and on its ability to attract and retain highly skilled personnel and senior management. n Holley relies on complex information systems for management of its manufacturing, distribution, sales and other functions. If Holley’s information systems fail to perform these functions adequately or if Holley experiences an interruption in its operation, including a breach in cyber security, its business and results of operations could suffer. n Cyber-attacks, unauthorized access to, or accidental disclosure of, consumer personally-identifiable information including credit card information, that Holley collects through its websites may result in significant expense and negatively impact its reputation and business. n Holley depends on cash generated from its operations to support its growth, and Holley may need to raise additional capital, which may not be available on terms acceptable to Holley or at all. n Indebtedness of Holley and its subsidiaries may limit its and its subsidiaries’ ability to invest in the ongoing needs of its business and if Holley and its subsidiaries are unable to comply with the covenants in its current credit agreements, Holley’s and its subsidiaries’ liquidity and results of operations could be harmed. n Holley’s failure to maintain effective internal controls over financial reporting could have an adverse effect on its business, financial condition and results of operations. n Holley’s results of operations are subject to seasonal and quarterly variations, which could cause the price of its common stock to decline. n If Holley’s goodwill, other intangible assets, or fixed assets become impaired, it may be required to record a charge to its earnings. n If Holley’s estimates or judgments relating to its critical accounting policies prove to be incorrect or change significantly, its results of operations could be harmed. n Holley may become subject to intellectual property claims or lawsuits that could cause it to incur significant costs or pay significant damages or that could prohibit it from selling its products. n Sales of Holley’s products by unauthorized retailers or distributors could adversely affect its authorized distribution channels and harm its reputation. n Holley may acquire or invest in other companies, which could divert management’s attention, result in dilution to stockholders, and otherwise disrupt its operations and harm its results of operations. n Changes in tax laws or unanticipated tax liabilities could adversely affect Holley’s effective income tax rate and profitability. n Holley is subject to environmental, health and safety laws and regulations, which could subject it to liabilities, increase its costs or restrict its operations in the future. n Changes in, or any failure to comply with, privacy laws, regulations, and standards may adversely affect Holley’s business. n Holley’s ability to utilize all or a portion of its U.S. deferred tax assets may be limited significantly if it experiences an “ownership change.” n Holley’s insurance policies may not provide adequate levels of coverage against all claims and Holley may incur losses that are not covered by its insurance. HOLLEY 50 Summary Key Risks (cont’d) n Holley’s current and future products may experience quality problems from time to time that can result in negative publicity, litigation, product recalls, and warranty claims, which could result in decreased sales and operating margin, and harm to Holley’s brands. n Holley’s reliance on foreign suppliers for some of the automotive parts it sells to its customers or included in its products presents risks to its business. n Holley depends on retail partners to display and present its products to customers, and Holley’s failure to maintain and further develop its relationships with retail partners could harm its business. n If Holley’s plans to increase sales through its direct-to-consumer channel are not successful, Holley’s business and results of operations could be harmed. n Holley’s future success depends on the continuing efforts of its management and key employees, and on its ability to attract and retain highly skilled personnel and senior management. n Holley relies on complex information systems for management of its manufacturing, distribution, sales and other functions. If Holley’s information systems fail to perform these functions adequately or if Holley experiences an interruption in its operation, including a breach in cyber security, its business and results of operations could suffer. n Cyber-attacks, unauthorized access to, or accidental disclosure of, consumer personally-identifiable information including credit card information, that Holley collects through its websites may result in significant expense and negatively impact its reputation and business. n Holley depends on cash generated from its operations to support its growth, and Holley may need to raise additional capital, which may not be available on terms acceptable to Holley or at all. n Indebtedness of Holley and its subsidiaries may limit its and its subsidiaries’ ability to invest in the ongoing needs of its business and if Holley and its subsidiaries are unable to comply with the covenants in its current credit agreements, Holley’s and its subsidiaries’ liquidity and results of operations could be harmed. n Holley’s failure to maintain effective internal controls over financial reporting could have an adverse effect on its business, financial condition and results of operations. n Holley’s results of operations are subject to seasonal and quarterly variations, which could cause the price of its common stock to decline. n If Holley’s goodwill, other intangible assets, or fixed assets become impaired, it may be required to record a charge to its earnings. n If Holley’s estimates or judgments relating to its critical accounting policies prove to be incorrect or change significantly, its results of operations could be harmed. n Holley may become subject to intellectual property claims or lawsuits that could cause it to incur significant costs or pay significant damages or that could prohibit it from selling its products. n Sales of Holley’s products by unauthorized retailers or distributors could adversely affect its authorized distribution channels and harm its reputation. n Holley may acquire or invest in other companies, which could divert management’s attention, result in dilution to stockholders, and otherwise disrupt its operations and harm its results of operations. n Changes in tax laws or unanticipated tax liabilities could adversely affect Holley’s effective income tax rate and profitability. n Holley is subject to environmental, health and safety laws and regulations, which could subject it to liabilities, increase its costs or restrict its operations in the future. n Changes in, or any failure to comply with, privacy laws, regulations, and standards may adversely affect Holley’s business. n Holley’s ability to utilize all or a portion of its U.S. deferred tax assets may be limited significantly if it experiences an “ownership change.” n Holley’s insurance policies may not provide adequate levels of coverage against all claims and Holley may incur losses that are not covered by its insurance.

Additional Information

The proposed transactions will be submitted to shareholders of the Company for their consideration and approval at a special meeting of shareholders. In connection with the proposed transactions, the Company filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC on April 8, 2021, which included a preliminary proxy statement / prospectus in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Holley’s shareholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, the Company will mail a definitive proxy statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors and security holders of the Company are advised to read the preliminary proxy statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Shareholders may obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus (when available), and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov or by directing a request to: Empower Ltd., c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 10167.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Company and Holley and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed business combination is set forth in the Company’s preliminary proxy statement / prospectus filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of the Company’s directors and officers in the Company’s filings with the SEC and the Registration Statement filed with the SEC by the Company, which includes the preliminary proxy statement / prospectus of the Company for the proposed transaction.

Forward-Looking Statements

Certain statements made herein may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s or Holley’s future financial or operating performance. For example, projections of future revenue, adjusted EBITDA, Pro Forma EBITDA, Pro Forma Free Cash Flow, Pro Forma Net Sales, Pro Forma Gross Profit, Pro Forma Net Leverage and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “would,” “plan,” “future,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Holley and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of the Company, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Holley or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Holley’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2021 and other documents of the Company filed, or to be filed, with the SEC. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, nothing herein should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward looking statements or projections will be achieved. There may be additional risks that the Company and Holley presently do not know or that the Company and Holley currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Holley undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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